

June 3, 2021

John Lai
Chief Executive Officer
Mister Car Wash, Inc.
222 E 5th Street
Tucson, Arizona 85705

   Re: Mister Car Wash, Inc.
    Registration Statement on Form S-1
    Filed June 2, 2021
    File No. 333-256697

Dear Mr. Lai:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2021 letter.

Registration Statement on Form S-1 filed June 2, 2021

Cover Page

1. We note that you have removed disclosure from your cover page related to LGP's post-offering holdings and control of your corporate decisions. However, it appears that LGP will still own a "significant percentage" of your common stock upon completion of your offering. Therefore, please amend the disclosure on your cover page to disclose that LGP owns and will own a significant percentage of your common stock after this offering, and disclose the significant percentage. Also, please disclose that LGP will have control of your corporate decisions and that, even if LGP owns less than a majority of your common shares, it will be entitled to nominate a certain number of directors pursuant to your Stockholders Agreement, as you disclose in your amended risk factor on page 31.

John Lai
Mister Car Wash, Inc.
June 3, 2021
Page 2

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations for the Three Months Ended March 31, 2020 and 2021</u>
<u>Cost of Labor and Chemicals, page 57</u>

2.   We note your revised discussion on the changes in Cost of Labor and Chemicals no longer includes the changes resulting from the redesign of your labor model and the shift from interior cleaning services to express exterior cleaning services pursuant to Comment 18 in our comment letter dated April 30, 2021. Please advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Shapiro at (202) 551-3273 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Drew Capurro